Exhibit 99.1

MESOBLAST RECEIVES $6.2 MILLION FROM AUSTRALIAN

GOVERNMENT FOR RESEARCH AND DEVELOPMENT ACTIVITIES

New York, USA; and Melbourne, Australia; 20 May 2016: Mesoblast Limited (ASX:MSB; Nasdaq:MESO) today announced that it has received $6.2 million from the Australian Government for Research & Development (R&D) activities conducted during the 2015 financial year. The funds were provided to Mesoblast under the Government’s R&D Tax Incentive Program, which is designed to support industry innovation.

Mesoblast anticipates that it will continue to receive Australian Government funds for ongoing R&D activities undertaken during the 2016 financial year, including for further development of its strong pipeline of product candidates for follow-on indications.

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO) is a global leader in developing innovative cell-based medicines. The Company has leveraged its proprietary technology platform, which is based on specialized cells known as mesenchymal lineage adult stem cells, to establish a broad portfolio of late-stage product candidates. Mesoblast’s allogeneic, ‘off-the-shelf’ cell product candidates target advanced stages of diseases with high, unmet medical needs including cardiovascular conditions, orthopedic disorders, immunologic and inflammatory disorders and oncologic/hematologic conditions.

Forward-Looking Statements

This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum

Global Head of Corporate Communications

Mesoblast Limited

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com